AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 23, 1994



                                                       REGISTRATION NO. 33-50299

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                 U S WEST, INC.
             (Exact name of registrant as specified in its charter)

                            ------------------------

                        COLORADO                                                NO. 84-0926774
             (State or other jurisdiction of                         (I.R.S. Employer Identification No.)
             incorporation or organization)

                             7800 EAST ORCHARD ROAD
                           ENGLEWOOD, COLORADO 80111
                                 (303) 793-6500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                             STEPHEN E. BRILZ, ESQ.
                                 U S WEST, INC.
                             7800 EAST ORCHARD ROAD
                           ENGLEWOOD, COLORADO 80111
                                 (303) 793-6626
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                   COPIES TO:
                             BARBARA M. JAPHA, ESQ.
                                 U S WEST, INC.
                             7800 EAST ORCHARD ROAD
                           ENGLEWOOD, COLORADO 80111

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED FEBRUARY 23, 1994


                                [US WEST LOGO]

                               24,000,000 SHARES
                                 U S WEST, INC.

                                  COMMON STOCK
                                 (NO PAR VALUE)
                            ------------------------


    This Prospectus relates to an aggregate of up to 24,000,000 shares (the "Shares") of Common Stock, no par value (the "Common Stock"), of U S WEST, Inc. ("U S WEST" or the "Company"), which may be issued pursuant to the exercise of certain non-transferable rights to purchase (the "Rights to Purchase") Common Stock.



    The Rights to Purchase were issued as part of the settlement (the "Settlement") of certain class action litigation (the "Litigation") brought against U S WEST and certain individual defendants on behalf of a class consisting of all persons ("Class Members") who purchased Common Stock during the period from February 15, 1990 through March 6, 1992. See "The Offering."



    The Rights to Purchase entitle the holders thereof to purchase Common Stock
directly from U S WEST on a commission-free basis at $    per share,
representing a 3% discount from the average of the high and low trading prices of such stock on the New York Stock Exchange (the "NYSE") on February 23, 1994. In accordance with the terms of the Settlement, the number of Shares purchased by Class Members at this discounted price is determined with reference to amounts previously tendered by such Class Members. As of the close of business on February 22, 1994, the deadline (subject to limited exceptions) for submission of such payments, U S WEST had received an aggregate of approximately
$       from Class Members for application toward the purchase of Shares pursuant to the offering. Based on this amount of aggregate receipts and using
the purchase price of $       per Share determined in accordance with the
formula set forth above, U S WEST estimates that the maximum number of Shares issuable pursuant to this offering is 24,000,000. However, because amounts submitted by recipients of Rights to Purchase may exceed the exact price of a whole number of Shares, and due to other factors, the aggregate receipts by U S WEST and the maximum number of Shares issuable pursant to the offering are only estimates. The exercise price and other terms of the Rights to Purchase are set forth in the Settlement and were determined by negotiation between U S WEST and the plaintiffs in the Litigation.



    U S WEST's Common Stock is traded on the NYSE and the Pacific Stock Exchange under the symbol "USW." On February 18, 1994, the high and low NYSE Composite trading prices of a share of Common Stock were $40 3/4 and $39 3/4, respectively.

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
          EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
          THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                    ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                               IS A CRIMINAL OFFENSE.
                            ------------------------


    U S WEST will receive the exercise price for each Share of Common Stock issued upon exercise of the Rights to Purchase. U S WEST will not receive any proceeds from the subsequent sale of the Shares. See "Use of Proceeds."


                                                             PRICE TO PUBLIC(1)           PROCEEDS TO U S WEST(2)
Per Share.............................................                $                               $
Total.................................................                $                               $


(1) The price per Share is equal to 97% of $       , the average of the high and
    low trading prices of the Common Stock on the NYSE on February 23, 1994.

(2) Before deducting estimated expenses of the offering of $630,000, payable by U S WEST.
                            ------------------------


               THE DATE OF THIS PROSPECTUS IS FEBRUARY   , 1994.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.

                          FOR NORTH CAROLINA INVESTORS



     The Commissioner of Insurance of the State of North Carolina has not approved or disapproved this offering nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus.


                             AVAILABLE INFORMATION

     U S WEST is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information concerning U S WEST can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning U S WEST may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104, the securities exchanges on which shares of U S WEST Common Stock are listed.

     U S WEST has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents which have been filed by U S WEST with the Commission (File No. 1-8611) are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 1992, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1993, (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, (iv) Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, (v) Current Reports on Form 8-K dated January 11, 1993, January 21, 1993, April 19, 1993, May 24, 1993, May 28,
1993, June 1, 1993, June 28, 1993, July 22, 1993, August 5, 1993 (as amended by
Form 8-KA dated August 11, 1993), August 20, 1993 (the Current Report dated August 20, 1993 includes audited financial statements that have been reclassified to reflect the discontinuance by U S WEST of the operations of its Capital Assets segment, and a Management's Discussion and Analysis of Financial Condition and Results of Operations that has been restated for the same purpose), September 17, 1993, October 13, 1993, October 19, 1993, November 10, 1993, December 8, 1993 (as amended by Form 8-KA dated December 13, 1993, and as further amended by Form 8-KA dated December 28, 1993) and January 21, 1994, (vi) the description of the Common Stock of U S WEST contained in Item 11 of U S WEST's Registration Statement on Form 10, filed with the Commission on November 16, 1983, as amended, and (vii) the description of certain preferred stock purchase rights as set forth in Item 1 of U S WEST's Registration Statement on Form 8-A, filed with the Commission on April 18, 1989.


     All documents filed by U S WEST pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     U S WEST will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents which are not specifically incorporated by reference therein. Requests should be directed to the Treasurer, U S WEST, Inc., 7800 East Orchard Road, Englewood, Colorado 80111 (Telephone (303) 793-6500).

                                 U S WEST, INC.


     U S WEST was incorporated in 1983 under the laws of the State of Colorado and has its principal executive offices at 7800 East Orchard Road, Englewood, Colorado 80111 (telephone number (303) 793-6500). It is a diversified global communications company engaged in the telecommunications, directory publishing, marketing and, most recently, entertainment services businesses. Telecommunications services are provided by U S WEST's principal subsidiary to more than 25 million residential and business customers in the states of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming (collectively, the "U S WEST Region"). Directory publishing, marketing and entertainment services as well as cellular mobile communications services are provided by other U S WEST subsidiaries to customers both inside and outside the U S WEST Region. See "Business of U S WEST." U S WEST had total assets in excess of $20 billion at December 31, 1993.


                              RECENT DEVELOPMENTS


1993 EARNINGS RESULTS



     On January 20, 1994, U S WEST announced that its revenues grew in 1993 by $471 million to $10.29 billion, a 4.8 percent increase over 1992. The Company also announced that pre-tax income from continuing operations increased 11.2 percent over 1992, before the effects of one-time charges. After-tax income, on the same basis, increased 6.0 percent to $1.14 billion, or $2.72 per share. By comparison, 1992 income was $1.08 billion or $2.61 per share.



TWE INVESTMENT



     On September 15, 1993, U S WEST acquired a 25.51% pro-rata priority capital and residual equity interest in Time Warner Entertainment Company, L.P. ("TWE") for an aggregate purchase price of $2.55 billion consisting of $1.53 billion in cash and $1.02 billion in the form of a four-year promissory note bearing interest at a rate of 4.391% per annum (the "TWE Investment"). TWE owns and operates substantially all of the filmed entertainment (including Warner Bros.), programming (including HBO and Cinemax) and cable operations previously owned and operated by Time Warner, Inc. In connection with the TWE Investment, the Company acquired 12.75 percent of the common stock of Time Warner Entertainment Japan, Inc., a joint venture company established to expand and develop the market for entertainment services in Japan.



     U S WEST and TWE intend to upgrade a substantial portion of TWE's cable systems to "Full Service NetworkTM" capacity over the next five years. U S WEST and TWE will jointly designate the systems to be upgraded and share management control over those systems. U S WEST believes that each Full Service NetworkTM, when completed, will utilize fiber optics, digital compression, digital switching and storage services to provide customers with a variety of services, including video-on-demand, interactive games, distance learning, full motion video, interactive shopping and alternative access and local telephone service.



RESTRUCTURING



     On September 17, 1993, U S WEST announced that its largest operating subsidiary, U S WEST Communications, Inc. ("U S WEST Communications"), would implement a plan (the "Restructuring Plan") designed to provide faster, more responsive customer services while reducing the costs of providing these services. Pursuant to the Restructuring Plan, U S WEST Communications will develop new systems that will enable it to monitor networks to reduce the risk of service interruptions, activate telephone service on demand, provide automated inventory systems and centralize its service centers so that customers can have their telecommunications needs resolved with one phone call. U S WEST Communications will also reduce its work force by approximately 8,000 employees by the end of 1996 (in addition to a remaining reduction of 1,000 employees pursuant to a restructuring plan announced in 1991) and consolidate the operations of its existing 560 customer centers into 26 customer centers in ten cities. U S WEST expects cost reductions will be realized as these components of the Restructuring Plan are implemented. In the third quarter of 1993, U S WEST accrued a one time, after tax charge of $610 million for costs associated with the Restructuring Plan, including employee severance benefits, employee relocation costs and building preparation and system installation costs. See "Business of U S WEST--Competitive Strategy" and "Business of U S WEST--Base Businesses."



DISCONTINUANCE OF SFAS 71 ACCOUNTING



     In the third quarter of 1993, U S. WEST incurred a $3.1 billion non-cash, extraordinary charge, net of an income tax benefit of $2.3 billion, against its earnings in conjunction with its decision to discontinue accounting for the operations of U S WEST Communications in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulations" ("SFAS 71"). SFAS 71 generally applies to regulated companies that meet certain requirements, including a requirement that a company be able to recover its costs, notwithstanding competition, by charging its customers at prices established by a regulator. U S WEST's decision to discontinue accounting for the operations of U S WEST Communications in accordance with SFAS 71 was based on the belief that the development of broadband technology, competition and market conditions, more than prices established by regulators, will determine the future revenues of U S WEST Communications. As a result of this change, the remaining asset lives of U S WEST Communications' telephone plant will be shortened to more closely reflect the useful economic life of such plant. U S WEST Communications' accounting and reporting for regulatory purposes will not be affected by the change. U S WEST Communications expects that it will continue to work with regulators to set appropriate prices that reflect changing market conditions, including shorter depreciation lives.



DISCONTINUED OPERATIONS



     In June 1993, in connection with its decision to concentrate its resources and efforts on developing its telecommunications business, U S WEST determined to treat its capital assets business segment (the "Capital Assets Segment") as a discontinued operation and announced its intention to dispose of the businesses comprising that segment. In December 1993, U S WEST sold $2.0 billion of finance receivables and the business of U S WEST Financial Services, Inc., one of the businesses included in the Capital Assets Segment, to NationsBank Corporation. The sale was in line with the Company's estimate. Proceeds from the sale of $2.1 billion were used to repay related debt and to reinvest in communications businesses.



     On October 12, 1993, Financial Security Assurance Holding Ltd. ("FSA"), an affiliate of U S WEST within the Capital Assets Segment which provides financial guarantee insurance policies for corporate and municipal clients, filed a registration statement with respect to a proposed underwritten initial public offering of 12 million shares of its common stock. In December 1993, the proposed public offering was postponed indefinitely. U S WEST is continuing to explore its strategic alternatives with respect to FSA, which may include a public offering or a disposition of the business.


ADDITIONAL SECURITIES OFFERING

     On August 23, 1993, U S WEST and its wholly owned subsidiary, U S WEST Capital Funding, Inc. ("Capital Funding"), filed with the Commission a Registration Statement on Form S-3 (the "August S-3") pursuant to which from time to time U S WEST may offer shares of Common Stock and preferred stock, par value $1.00 per share (the "Equity Securities"), and Capital Funding may offer its notes, debentures or other debt securities (which will be unconditionally guaranteed by U S WEST) for an aggregate offering price with the Equity Securities of up to $1,500,000,000. U S WEST intends to use the net proceeds from the sale by it of any Equity Securities for the same purposes as described in "Use of Proceeds" below. The issuance and sale of any shares of Common Stock pursuant to the August S-3 may have a dilutive effect on the shares of Common Stock outstanding at the time of such issuance.


     On November 17, 1993, U S WEST issued 22,000,000 shares of Common Stock pursuant to the August S-3, and received approximately $1.02 billion in net offering proceeds (the "November Offering"). U S WEST has used the net proceeds from the November Offering to reduce short-term indebtedness, including indebtedness incurred in connection with the TWE Investment referred to above in "Recent Developments--TWE Investment," and for general corporate purposes.



                                  THE OFFERING



     The Shares referred to herein are issuable upon the exercise of non-transferable Rights to Purchase Common Stock directly from U S WEST on a
commission-free basis, at $   per Share, representing a 3% discount from the
average of the high and low trading prices of such stock on the NYSE on February 23, 1994.



     The offering is part of the settlement of certain class action claims in Rosenbaum v. U S WEST, Inc., a litigation filed against U S WEST and certain individual defendants in the United States District Court for the District of Colorado (the "Court"). The Settlement was approved by the Court on November 19, 1993.


                                USE OF PROCEEDS


     The price per Share is $           . See "The Offering." Under the terms of
the Settlement, the number of Shares purchased by Class Members at this discounted price is determined with reference to amounts previously tendered by such Class Members. As of the close of business on February 22, 1994, the deadline (subject to limited exceptions) for submission of such payments, U S
WEST had received an aggregate of approximately $           from Class Members
for application toward the purchase of Shares pursuant to the offering. However, because amounts submitted by recipients of Rights to Purchase may exceed the exact price of a whole number of Shares, and due to other factors, the aggregate receipts by U S WEST and the maximum number of Shares issuable pursuant to the offering are only estimates.



     U S WEST expects to use the net proceeds from the sale of the Shares offered hereby to reduce short-term indebtedness, including indebtedness incurred in connection with the TWE Investment referred to above in "Recent Developments--TWE Investment," and for general corporate purposes. As of February 18, 1994, the short-term indebtedness being repaid with the proceeds of the offering carried a weighted average interest cost of approximately 3.38% and had been outstanding a weighted average of approximately 12 days.



                              BUSINESS OF U S WEST



GENERAL



     U S WEST is a diversified global communications company engaged in the telecommunications, directory publishing, marketing and, most recently, entertainment services businesses. Telecommunications services are provided by U S WEST's principal subsidiary to more than 25 million residential and business customers in the U S WEST Region. Directory publishing, marketing and entertainment services as well as cellular mobile communications services are provided by other U S WEST subsidiaries to customers both inside and outside the U S WEST Region. U S WEST had total assets in excess of $20 billion at December 31, 1993.



COMPETITIVE STRATEGY



     U S WEST's competitive strategy is to become a leading provider of interactive, integrated communications, entertainment and information services in the U S WEST Region and other selected domestic and international markets. U S WEST intends to implement its competitive strategy by focusing on three key objectives: (1) growth through the development of broadband networks, continuation of the cable-telco expansion and broadened wireless presence, (2) customer loyalty through continuous improvement in customer service and (3) improved productivity through systems reengineering and other cost controls. The strategy is directed both domestically (inside and outside the U S WEST Region) and internationally.



     U S WEST will continue to employ strategic alliances in new and developing businesses. In addition to strategic alliances, the Company will make direct investments in assets or businesses that are consistent with the Company's competitive strategy. Such investment activities could require large amounts of capital. Financing for any of these types of activities will come from a combination of debt, equity and proceeds from the disposition of the Capital Assets Segment and other assets or businesses which no longer fit U S WEST's strategic objectives. See "Recent Developments--Discontinued Operations." The Company may also seek new investors to raise capital for certain developing businesses.



BASE BUSINESSES



     In 1993, the Company announced its intention to build a "broadband," or high speed, interactive telecommunications network capable of providing voice, data and video services to customers in major metropolitan markets within the U S WEST Region. Assuming FCC approval, U S WEST Communications anticipates converting about 100,000 access lines to this technology by the end of 1994 and 500,000 access lines annually beginning in 1995. This network modernization program will position U S WEST Communications to compete with all future providers of voice, data and video services. Technical and marketing trials of the broadband network will commence in the second quarter of 1994.



     U S WEST Communications obtained approximately $200 million of revenues from new products and services during 1993, an increase of approximately $65 million, or 47.0 percent, over 1992. Significant new products include voice messaging, now three years old with an installed customer base exceeding 690,000, and Custom Local Area Signaling Services, which include features such as name and number identification. To meet the demand for high speed data communications, U S WEST Communications has introduced products such as frame relay service, which enables companies with computer networks to exchange large volumes of data. The Restructuring Plan described in "Recent Developments--Restructuring" is supportive of U S WEST's objective to improve customer service and increase productivity, and to continue to narrow its cost of service disadvantage with current and potential competitors. Employee-related costs comprise approximately 45 percent of the total operating costs of U S WEST. The Company will continue its efforts to control these costs, primarily through systems improvements and reductions in staffing. At U S WEST Communications, the number of employees per ten thousand access lines decreased by 8.7 percent in 1993, and has dropped 17.8 percent since 1990. The Company anticipates that this trend will continue.



DEVELOPING BUSINESS--DOMESTIC



     U S WEST is expanding its customer base and strengthening its national out-of-region presence by acquiring or forming alliances with other communications, entertainment and information services companies. The first major step towards that goal was the TWE Investment described below in "Recent Developments--TWE Investment."



     In 1993, the Company's domestic cellular customer base grew to approximately 600,000, up 45 percent from the year before. To maintain a high growth rate, the Company is focusing significant attention on upgrading its cellular systems and increasing its penetration into the consumer market. Furthermore, the Company is anticipating increased competition as new personal communications services ("PCS") enter the wireless market. The Company anticipates that it will be a participant in PCS.

DEVELOPING BUSINESS--INTERNATIONAL



     In the international arena, U S WEST is focusing its efforts on certain strategic businesses, primarily in the United Kingdom ("U.K."), where the Company is able to participate directly in the convergence of cable TV and telecommunications. The U.K. market is unique because its regulatory policies allow cable TV operators to provide telephone service in their franchise areas. Strategic alliances will be used internationally where U S WEST and its partners can leverage their respective technological resources and management expertise.



     During 1993, U S WEST continued expanding its international ventures. TeleWest Communications ("TeleWest"), a joint venture with TeleCommunications Inc., is the largest provider of combined cable TV and telephone service in the U.K. With the 1993 purchase of seven franchises, TeleWest now owns all or part of 24 franchises, encompassing 3.3 million homes. Also in 1993, four TeleWest operating systems installed their own local telephone switches. All franchises are expected to operate their own telephone switches by the end of 1994, thus eliminating some costs to interconnect with other carriers' systems.



     In the U.K., Mercury One-2-One, a 50-50 joint venture between U S WEST and Cable & Wireless PLC, launched the world's first commercial personal communications network ("PCN") in 1993. Mercury One-2-One's PCN is a form of digital cellular communications designed to offer consumer users both a higher quality of service and more features at lower prices than existing analog cellular communications systems. Initial orders for the service are exceeding expectations.



     In December 1993, U S WEST sold a 29 percent investment in its Russian ventures to seven institutional investors for $40 million, raising new funds for investment in new telecommunications projects in Russia.



     The Company's net investment in international ventures approximated $477 million at December 31, 1993, 70 percent of which is invested in the U.K. The Company's future commitment to existing international ventures is currently planned at about $450 million over the next five years. The Company will continue to pursue opportunities in attractive local markets around the world that fit its strategic objectives.



                          DESCRIPTION OF COMMON STOCK


GENERAL


     U S WEST's authorized capital stock consists of 2,000,000,000 shares of Common Stock without par value and 50,000,000 shares of Preferred Stock having a par value of $1.00 per share. At the close of business on January 31, 1994, there were 441,391,370 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.


     The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Colorado Corporation Code and U S WEST's Articles of Incorporation (the "Articles of Incorporation").

COMMON STOCK

     All holders of Common Stock have full voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The Board of Directors of U S WEST is classified into three classes of approximately equal size, one-third elected each year. Shareholders do not have the right to cumulate votes in the election of directors and do not have a right of redemption or any preferential right of subscription for any securities of U S WEST, except as described below under "Rights Plan." There is no sinking fund related to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock offered hereby will, when issued, be fully paid and nonassessable.

     Subject to preferences that may be applicable to any shares of Preferred Stock outstanding at the time, holders of Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefor and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities.

CHANGE OF CONTROL

     U S WEST's Articles of Incorporation include provisions designed to prevent the use of certain tactics in connection with a potential takeover of U S WEST. Article Nine of U S WEST's Articles of Incorporation includes a "fair price provision" which requires the affirmative vote of 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors to approve certain business combinations (including certain mergers, security issuances, recapitalizations, liquidations and the sale, lease or transfer of a substantial part of U S WEST's assets) involving U S WEST or a subsidiary and an owner of 10% or more of the outstanding Common Stock ("related person"), unless either (i) such business combination is approved by a majority of the directors unaffiliated with the related person or (ii) the shareholders receive a "fair price" for their holdings and other procedural requirements are met. A "fair price" is an amount at least equal to the greater of (i) the highest price per share paid by the related person for any shares acquired by it when it became a related person or within two years prior to the announcement of the proposed business combination, or (ii) the highest market value per share on the date of such announcement or the date the related person became such. Except as provided in Article Nine, the vote of a majority of the outstanding shares of capital stock entitled to vote generally in the election of directors is necessary to approve a plan of merger.

     Article Nine also provides that a vote of 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors is necessary to remove a member of the Board of Directors, and that the Bylaws may be amended either by a vote of 80% of such outstanding shares or by the affirmative vote of two-thirds of the members of the Board of Directors. Article Nine may be amended by a vote of 80% of the outstanding shares unless the amendment was approved by two-thirds of the Board of Directors, in which case the amendment may be approved by a vote of sixty-six and two-thirds percent of the outstanding shares.

RIGHTS PLAN

     On April 7, 1989, the Board of Directors declared a dividend of one preferred stock purchase right (the "Preferred Stock Purchase Right") for each share of Common Stock, payable to holders of record of Common Stock on or after April 19, 1989. Pursuant to the Rights Agreement dated as of April 7, 1989, one Preferred Stock Purchase Right automatically attaches to and trades together with each share of Common Stock issued by U S WEST, and will, therefore, attach to each share of Common Stock offered hereby. The Preferred Stock Purchase Rights will expire on April 6, 1999 unless redeemed earlier and will not be exercisable or transferable separately from the shares of Common Stock to which they are attached until the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock, other than pursuant to an offer for all shares of Common Stock which the independent directors of U S WEST determine to be fair to and in the best interests of U S WEST and its shareholders ("Acquisition Trigger Date") or (ii) 10 business days following a public announcement of the commencement of a tender offer or exchange offer that would result in the offeror beneficially owning 30% or more of the outstanding shares of Common Stock ("Tender Offer Trigger Date").

     At any time prior to an Acquisition Trigger Date the Preferred Stock Purchase Rights are redeemable in whole but not in part by the Board of Directors for $0.005 per Preferred Stock Purchase Right. The holder of a Preferred Stock Purchase Right has no rights as a shareholder of U S WEST unless and until such Preferred Stock Purchase Right is exercised.

     After an Acquisition Trigger Date, the Preferred Stock Purchase Rights may be traded independently from the Common Stock, and each Preferred Stock Purchase Right, except for those held by the Acquiring Person (which Preferred Stock Purchase Rights will be void), will entitle the holder thereof to acquire shares of Common Stock (or, in certain circumstances, property or other securities) with a market value equal to two times the exercise price of the Preferred Stock Purchase Right.

     If, after an Acquisition Trigger Date, (i) U S WEST is acquired in a merger or other business combination transaction in which U S WEST is not the surviving corporation (other than a merger which follows an offer approved by independent directors as described above) or (ii) more than 50% of U S WEST's assets or earning power is sold or transferred (other than in transactions in the ordinary course of business), each holder of a Preferred Stock Purchase Right, except for those Preferred Stock Purchase Rights held by the Acquiring Person (which Preferred Stock Purchase Rights will be void), will thereafter have the right to acquire, upon exercise thereof, shares of common stock of the acquiring company having a value equal to two times the exercise price of the Preferred Stock Purchase Right.

     After a Tender Offer Trigger Date, the Preferred Stock Purchase Rights may be traded independently of the Common Stock, but remain redeemable by the Board of Directors until an Acquisition Trigger Date. This provision allows U S WEST to distribute the Preferred Stock Purchase Rights to shareholders in circumstances when an Acquisition Trigger Date is likely to occur.

     The Preferred Stock Purchase Rights have certain anti-takeover effects. The Preferred Stock Purchase Rights will cause substantial dilution to a person or group that attempts to acquire U S WEST unless the acquisition is conditional on a substantial number of Preferred Stock Purchase Rights being acquired. The Preferred Stock Purchase Rights, however, should not affect any prospective offeror willing to make an offer at an equitable price and which is otherwise in the best interests of U S WEST and its shareholders, as determined by the Board of Directors. The Preferred Stock Purchase Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, redeem the Preferred Stock Purchase Rights at any time until an Acquisition Trigger Date.

                               VALIDITY OF SHARES

     The validity of the Shares of Common Stock offered hereby and certain legal matters relating thereto will be passed upon for U S WEST by Stephen E. Brilz, Senior Attorney and Assistant Secretary of U S WEST.

                                    EXPERTS

     The consolidated financial statements included in U S WEST's Annual Report on Form 10-K for the year ended December 31, 1992, as well as the consolidated financial statements and financial statement schedules included in U S WEST's Current Report on Form 8-K dated August 20, 1993, are incorporated herein by reference in reliance on the reports of Coopers & Lybrand, independent certified public accountants, given upon the authority of that firm as experts in accounting and auditing.

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR
TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED
IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES
NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION
OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE
SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER
TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH
SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER
OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF
THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL,
UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT
THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF U S WEST
SINCE THE DATE OF THIS PROSPECTUS OR THAT THE
INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME
SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                 --------------------------

                       TABLE OF CONTENTS

                                                    PAGE
                                                 -----------
Available Information..........................           2
Incorporation of Certain Documents
  by Reference.................................           2
U S WEST, Inc..................................           3
Recent Developments............................           3
The Offering...................................           5
Use of Proceeds................................           5
Business of U S WEST...........................           5
Description of Common Stock....................           7
Validity of Shares.............................           9
Experts........................................           9


- ------------------------------------------------------
- ------------------------------------------------------

                   24,000,000 SHARES
                     U S WEST, INC.

                     COMMON STOCK
                    (NO PAR VALUE)


                 ------------------------

                       [U S WEST LOGO]


                 ------------------------


- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses expected to be incurred in connection with the offering described in this Registration Statement. All amounts are estimated except the Securities and Exchange Commission filing fee.

Securities and Exchange Commission filing fee..............................................  $   341,470
Blue Sky fees and expenses.................................................................        5,000
Stock Exchange listing fees................................................................      121,800
Printing and engraving expenses............................................................       70,000
Accountant's fees and expenses.............................................................       12,500
Legal fees and expenses....................................................................       75,000
Miscellaneous expenses.....................................................................        4,230
                                                                                             -----------
          Total............................................................................  $   630,000
                                                                                             -----------
                                                                                             -----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Bylaws of U S WEST provide for the indemnification of directors and officers to the extent permissible under applicable law. Section 7-3-101.5 of the Colorado Code specifies the circumstances under which a corporation may indemnify its directors, officers, employees or agents. For acts done in a person's "official capacity" the Colorado Code generally requires that an act be done in good faith and in a manner reasonably believed to be in the best interests of the corporation. In all other civil cases, the person must have acted in good faith and in a way that was not opposed to the corporation's best interests. In criminal actions or proceedings the Code imposes an additional requirement that the actor had no reasonable cause to believe his conduct was unlawful. In any proceeding by or in the right of the corporation, or charging a person with the improper receipt of a personal benefit, no indemnification, except for court-ordered indemnification for reasonable expenses incurred, can be made. Indemnification is mandatory when any director or officer is wholly successful, on the merits or otherwise, in defending any civil or criminal proceeding.

     The directors and officers of U S WEST are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), which might be incurred by them in such capacities and against which they cannot be indemnified by U S WEST.

ITEM 16. EXHIBITS.

     Exhibits identified in parentheses below are on file with the Securities and Exchange Commission and are incorporated herein by reference to such previous filings. All other exhibits are provided as part of this electronic transmission.

 EXHIBIT
   NO.                                                   DESCRIPTION
- ---------  --------------------------------------------------------------------------------------------------------
   (4-A.)  --Articles of Incorporation of U S WEST, Inc. dated September 23, 1983 (Exhibit 3a to Registration
             Statement No. 2-87861).
   (4-B.)  --Articles of Amendment to the Articles of Incorporation of U S WEST, Inc. dated June 6, 1988 (Exhibit
             3b to Form 10-K, date of report March 29, 1989, File No. 1-8611).
   (4-C.)  --Articles of Amendment to the Articles of Incorporation of U S WEST, Inc. dated May 3, 1991 (Exhibit 3c to Form SE filed on March 5, 1992, File No. 1-8611).

 EXHIBIT
   NO.                                                   DESCRIPTION
- ---------  --------------------------------------------------------------------------------------------------------
   (4-D.)  --Bylaws of U S WEST, Inc. as amended February 5, 1993 (Exhibit 3b to Form 10-K, date of report March
             19, 1993, File No. 1-8611).
   (4-E.)  --Rights Agreement dated as of April 7, 1989 between U S WEST, Inc. and American Transtech Inc., as
             Rights Agent (Exhibit 4d to Form SE filed on April 11, 1990, File No. 1-8611).
   (4-F.)  --Agreement for Appointment and Acceptance of Appointment as Successor Rights Agent dated July 15, 1992 between U S WEST, Inc. and State Street Bank and Trust Company (Exhibit 4(e) of Registration Statement
             No. 33-50047 filed on August 23, 1993).
       5.  --Opinion of counsel as to the legality of the securities being registered.*
     23.1  --Consent of Coopers & Lybrand, independent auditors.
     23.2  --Consent of counsel (included in Exhibit 5).
       24  --Powers of attorney.*


- ---------------


* Previously filed.


ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons, if any, of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by U S WEST of expenses incurred or paid by a director, officer or controlling person of U S WEST in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, U S WEST, Inc. certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 23rd day of February, 1994.


                                          U S WEST, INC.


                                          By        /s/ STEPHEN E. BRILZ

                                             ...................................

                                                      Stephen E. Brilz
                                                    Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the date indicated.

PRINCIPAL EXECUTIVE OFFICER:

RICHARD D. MCCORMICK*                 Chairman of the Board,
                                        President and Chief Executive
                                        Officer
PRINCIPAL FINANCIAL AND
ACCOUNTING OFFICER:

JAMES M. OSTERHOFF*                   Executive Vice President and
                                        Chief Financial Officer

DIRECTORS:

RICHARD B. CHENEY*
REMEDIOS DIAZ-OLIVER*
GRANT A. DOVE*
MARY M. GATES*
ALLAN D. GILMOUR*
PIERSON M. GRIEVE*
SHIRLEY M. HUFSTEDLER*
ALLEN F. JACOBSON*
RICHARD D. MCCORMICK*
FRANK P. POPOFF*
GLEN L. RYLAND*
JERRY O. WILLIAMS*
DANIEL YANKELOVICH*


*BY           /S/ STEPHEN E. BRILZ

    .........................................................................

                                  Stephen E. Brilz
                                  Attorney-in-Fact


Dated: February 23, 1994

 EXHIBIT
   NO.                                      INDEX TO EXHIBITS
- ---------  --------------------------------------------------------------------------------------------------------
   (4-A.)  --Articles of Incorporation of U S WEST, Inc. dated September 23, 1983 (Exhibit 3a to Registration
             Statement No. 2-87861).
   (4-B.)  --Articles of Amendment to the Articles of Incorporation of U S WEST, Inc. dated June 6, 1988 (Exhibit
             3b to Form 10-K, date of report March 29, 1989, File No. 1-8611).
   (4-C.)  --Articles of Amendment to the Articles of Incorporation of U S WEST, Inc. dated May 3, 1991 (Exhibit 3c to Form SE filed on March 5, 1992, File No. 1-8611).
   (4-D.)  --Bylaws of U S WEST, Inc. as amended February 5, 1993 (Exhibit 3b to Form 10-K, date of report March
             19, 1993, File No. 1-8611).
   (4-E.)  --Rights Agreement dated as of April 7, 1989 between U S WEST, Inc. and American Transtech Inc., as
             Rights Agent (Exhibit 4d to Form SE filed on April 11, 1990, File No. 1-8611).
   (4-F.)  --Agreement for Appointment and Acceptance of Appointment as Successor Rights Agent dated July 15, 1992 between U S WEST, Inc. and State Street Bank and Trust Company (Exhibit 4(e) of Registration Statement
             No. 33-50047 filed on August 23, 1993).
       5.  --Opinion of counsel as to the legality of the securities being registered.*
     23.1  --Consent of Coopers & Lybrand, independent auditors.
     23.2  --Consent of counsel (included in Exhibit 5).
       24  --Powers of attorney.*

- ---------------

* Previously filed.